Exhibit 99.1

Ozon Requests Hearing to Appeal Delisting Determination by Nasdaq

March 22, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces that on March 22, 2023 the Company filed a request for a hearing to the Nasdaq Hearings Panel, pursuant to the procedures set forth in the Nasdaq Stock Market LLC (“Nasdaq”) Listing Rules, to appeal the determination of the Listing Qualifications Staff of Nasdaq issued on March 15, 2023 to delist the Company’s American Depositary Shares from Nasdaq. Neither the Notice of Delisting nor our request for hearing impact our business operations.

Under the Nasdaq’s Listing Rules, the hearing is required, to the extent practicable, to be held within 45 days of the request for a hearing. The request stays the delisting action pending the issuance of a written decision of the Hearings Panel.

The Company remains committed to acting in the best interests of all of its stakeholders, including investors, customers, merchants, our multiple business partners and employees to the best of our ability.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”). All statements contained in this press release that do not relate to matters of historical fact disclosed in due course by the Company should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global or Russian political and economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.